

December 21, 2012

Via E-mail
Mr. Herb Cross
Chief Financial Officer
Affymax, Inc.
4001 Miranda Avenue
Palo Alto, CA 94304

> **Re: Affymax, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 14, 2012**
> **Form 10-Q for the Quarterly Period Ended September 30, 2012**
> **Filed November 9, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 24, 2012**
> **File No. 001-33213**

Dear Mr. Cross:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days or advise us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any information you provide in response to a comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Legal Proceedings, page 46

1.   We note your disclosure regarding the resolution of your arbitration with certain subsidiaries of Johnson & Johnson, and the subsequent settlement and license agreement with Janssen Biotech, Inc. regarding certain intellectual property in dispute. We note further that you have filed an EPO Receptor License Agreement dated September 5, 1996, as Exhibits 10.18. Please advise us whether the intellectual property rights granted to you under this agreement are superseded by those granted under the settlement and license agreement with Janssen. To the extent they are not, please provide draft disclosure for inclusion in your next Form 10-K describing the material terms of this agreement, including: the parties' rights and obligations, the duration of the agreement,

the termination provisions, any material payments, and the nature and scope of the intellectual property licensed.

Notes to Financial Statements
Note 11: Income Taxes, page 102

2.   You disclose a liability for uncertain income tax positions at December 31, 2011 of $10.4 million with unrecognized tax benefits of $70.6 million and deferred tax assets, net of a valuation allowance, of $7.2 million at the same date. Please address the following comments and, where appropriate, reference for us the authoritative literature you rely upon to support your accounting:

- As the disclosure of unrecognized tax benefits under ASC 740-10-50-15A is the liability associated with the accounting for uncertainty in income taxes added to GAAP by FIN 48, it is unclear whether and how your recorded liability for uncertain income tax positions is associated with your unrecognized tax benefits. Please explain to us what the $10.4 million liability for uncertain income tax positions at December 31, 2011 represents and how it relates to your $70.6 million unrecognized tax benefits at that date.
- Please tell us why you do not record a 100% valuation allowance against your deferred tax assets. Please tell us how the $7.2 million in net deferred tax assets at December 31, 2011 is realizable and explain to us the positive evidence you relied upon to offset the negative evidence of your continuing operating losses.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Notes to Condensed Financial Statements
Note 3: Development and Commercialization Agreements with Takeda, page 10

3.   You disclose aggregations of potential future milestones from Takeda related to Japanese development under the February 2006 agreement, worldwide development under the June 2006 agreement and sales-based milestones. Please provide us proposed disclosure to be included in future periodic reports to separately discuss the triggering event for each remaining individually significant milestone and its related contingent consideration as required by ASC 605-28-50-2b. Otherwise, explain to us how your remaining milestones are not individually significant and how your aggregation presents meaningful information to investors regarding potential future milestone revenues.

4.   Please tell us what consideration you gave to product returns, discounts, rebates etc. related to the net product component for sales of OMONTYS that is included in your share of the 50/50 profit split with Takeda. Given that OMONTYS was recently approved, and is the only once-monthly ESA and the only peptide-based ESA on the market, tell us how you are able to make reasonable estimates of product returns as required by ASC 605-15-25-1f and otherwise how you can estimate discounts, rebates, etc. Please reference for us the authoritative literature you rely upon to support your accounting.

5.   In the second paragraph on page 12 you disclose your accounting for the deposits
        received under the Commercial API Supply Agreement. In your inventory policy
        disclosure on page 9 you indicate that you charged your API manufacturing costs to
        research and development expense prior to FDA approval of OMONTYS. Please address
        the following comments:
        • Please provide us proposed disclosure to be included in future periodic reports that
          provides the components of your inventory balance as required by Item 5-02.6(a) of
          Regulation S-X for annual financial statements and Item 10-01(a)(2) of Regulation S-
          X for interim financial statements.
        • Please provide us proposed disclosure to be included in the MD&A section of future
          periodic reports that discloses:
          o The cost of inventories initially charged to research and development expense;
          o The impact on cost of sales in each period presented for selling API at zero cost;
          o The estimated selling price of zero-cost inventory held at the end of each period
            presented;
          o The expected timeframe that zero-cost inventory will be sold; and
          o Your estimate of the range of cost of goods sold as a percentage of revenue for
            expected sales of API inventory capitalized, if known.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 25

6.   Please provide us proposed disclosure to be included in future periodic reports that
        describes the terms and conditions to which you must continue to comply in order to
        draw on the second tranche of $20.0 million under your March 2012 loan agreement. In
        this regard, it should be clear under what circumstances the potential draw-down on this
        loan will not be available to support your liquidity needs.

Definitive Proxy Statement on Schedule 14A filed April 24, 2012
Executive Compensation, Summary Compensation Table, page 53

7.   We note that for purposes of the compensation tables and related discussion included
        under "Executive Compensation," you have identified as named executive officers your
        current principal executive officer and principal financial officer, pursuant to Items
        402(a)(3)(i) and (ii) of Regulation S-K, and your former principal executive officer and
        principal financial officer pursuant to Item 402(a)(3)(iv). However, you have only
        identified two additional named executive officers, Drs. Duliege and Venteicher, rather
        than the three required by Item 402(a)(3)(iii). Please explain why you have not identified
        any of the other individuals identified in the list of executive officers and key employees
        on page 31 of the proxy statement as a named executive officer. We may have additional
        comments after we consider your response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings to be certain that the filings include the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Amy Reischauer, Staff Attorney, at (202) 551-3793 or Jeff Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant